Dean Investment Associates, LLC (the “Adviser”) has served as the investment adviser to the Funds since their inception.  The Adviser is a wholly-owned subsidiary of C.H. Dean, Inc., which in turn is the wholly-owned subsidiary of The C.H. Dean Companies, Inc. (the “Parent Company”).  The principal shareholder of the Parent Company is the Chauncey H. Dean Revocable Trust (the “Dean Trust”), which is currently managed by its co-trustees, Dennis D. Dean, Terence M. Dean, and Stephen M. Miller.  On June 23, 2011, Chauncey H. Dean, the founder of C.H. Dean, Inc. and its family of investment management companies, died.  Prior to his death, Mr. Dean was a co-trustee and beneficiary of the Dean Trust, and after his death Stephen M. Miller replaced Mr. Dean as a co-trustee of the Dean Trust.  As a result of Mr. Dean’s death, the beneficial ownership of the Parent Company, which indirectly controls the Adviser, changed with the eventual settlement of Mr. Dean’s estate.  The common stock of the Parent Company currently held by the Dean Trust was distributed such that Dennis D. Dean and Terence M. Dean, who are the sons of Chauncey H. Dean, beneficially own approximately 52% and 42%, respectively, of the Parent Company’s common stock.  Dennis D. Dean is the Chairman and Chief Executive Officer of C.H. Dean, Inc., positions he has held since 2001.  Terence M. Dean is a member of the Board of Directors of C.H. Dean, Inc. and the Parent Company.